

March 24, 2011

Michael A. Carpenter
Chief Executive Officer
Ally Financial Inc.
200 Renaissance Center
P. O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial**
> **Registration Statement on Form S-4**
> **Filed March 18, 2011**
> **File No. 333-172942**

Dear Mr. Carpenter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 18, 2011
General

1.   It does not appear that you meet the requirements for use of Form S-3 and therefore cannot incorporate documents by reference. Please revise as appropriate.

Description of the new Notes, page 34

2.   We note on page 35 that the new notes will be effectively subordinated to any of Ally Financial's secured indebtedness and that as of December 31, 2010 you had approximately $42.4 billion in aggregate principal amount of secured debt outstanding. Under a new caption "Description of Secured Indebtedness" or something similar, please describe, in reasonable detail, the terms of your senior debt. Refer to Item 4(a)(3) of Form S-4 and Item 202(b)(8) of Regulation S-K.

<u>Exhibit 5.1</u>

3.   Please revise your legal opinion so that it also opines to the laws that govern the guarantor GMAC International Holdings B.V. In addition, counsel may not limit its opinion to the General Corporation Law of the State of Delaware.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: *(by facsimile only)*
        Richard A. Drucker
        Davis Polk & Wardwell LLP
        Fax: (212) 701-5800